Exhibit 99.1

RYB Education Provides an Update on a Recent Case; Announces $50 Million Share Buyback Program

Conference Call to be Held on November 24 at 7:30 a.m. US ET / 8:30 p.m. Beijing Time

BEIJING, Nov. 24, 2017 /PRNewswire/ — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, provided an update on allegations of improper conduct toward children enrolled in a class at an RYB-operated kindergarten in Beijing. Two days ago, local police started an investigation following reports from some parents of children enrolled in a class at an RYB-branded kindergarten in Beijing, claiming that their children had experienced seriously improper conduct at the kindergarten. RYB immediately provided the security monitoring content and surveillance devices to police authorities, suspended the staff who allegedly were involved, and will continue to take all other necessary measures to promptly cooperate with police and other authorities on the investigation. To date, the investigation has not been concluded. RYB has established a special task force under the leadership of independent directors of the Company to conduct a thorough self-inspection across all teaching facilities.

RYB is fully committed to the safety of each and every child who is enrolled in RYB kindergartens and will continue to execute on its best practices commensurate with its status as a leading early childhood education service provider in China.

RYB also announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to US$50 million during the next 12 months. The Company expects to fund the repurchase out of its existing cash balance. The proposed share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b-18 and Rule 10b-5 under the U.S. Securities Exchange Act of 1934, as amended.

Management will hold a conference call today at 7:30 a.m. U.S. ET Eastern Time (8:30 p.m. Beijing Time November 24, 2017) to provide an update on the case and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+65-6713-5381
China Domestic:	4001200657
Hong Kong:	+852-3018-6779 / +852-3018-6765
United States:	+1-347-549-4095
United Kingdom:	+44-203-713-5083
Please ask to be connected to the call for “RYB”.

A telephone replay will be available two hours after the call until November 29, 2017, by dialing:

International:	+61-290034211
China Domestic:	4006322162
Hong Kong:	+852-3051-2780
United States:	+1-646-254-3697
United Kingdom:	+44-203-7014269
Replay Access Code:	3597407

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide individualized age-appropriate education to stimulate and nurture children so they can realize their full potential. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Serena Xue
Tel: 86-10-8767-5752
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6200
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com